SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2006

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 322-3535
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

RI COPEL 12/06 – 01/11/2006

COPEL’S POWER MARKET

The power consumption at Copel’s concession area totaled 13,978 GWh between January and September, 0.2% down on the same period of 2005

The residential segment, which accounted for 25.6% of the total power consumption, grew by 2.8% in the first nine months of the year. This result was affected by water rationing due to the drought in the Southern of Brazil that lower the use of power for water heating.

Industrial consumption, including the free customers served by COPEL Geração, which accounted for 38.8% of the total power consumption until September 2006, dropped by 5.3% over the same period of 2005. This drop was due to (i) the drought and, as a result, the poor harvest. (ii) the appreciation of the Real and its negative effect in exports, and (iii) some free customers that have opted for the free market.

The commercial segment, which accounted for 18.1% of COPEL’s market in the period, recorded the best performance within the main consumption segments, with a 4.9% increase. This good performance resulted from the favorable conditions of the tertiary sector and from the increase in the number of customers (1.8% above September 2005 figure).

Power consumption market for the rural segment, responsible for 7.7% of COPEL’s total market, recorded a 2.4% growth in the first nine months of 2006, chiefly as a result of a longer dry season which demanded a higher use of watering systems.

JANUARY TO SEPTEMBER

	Number of customers			BILLED POWER (MWh)

	sep/06	sep/05%		Jan - Sep 2006	Jan - Sep 2005%

SEGMENT
Residential	2,618,166	2,545,459	2.9	3,583,570	3,485,795	2.8
Industrial*	55,291	52,119	6.1	5,420,882	5,726,706	-5.3
Commercial	276,700	271,782	1.8	2,529,847	2,410,807	4.9
Rural	326,789	328,461	-0.5	1,076,745	1,051,427	2.4
Others	43,003	41,472	3.7	1,367,423	1,332,505	2.6

TOTAL	3,319,949	3,239,293	2.5	13,978,467	14,007,240	-0.2

* including free customers served by Copel Geração

COPEL Distribuição Grid Market

Copel Distribuição’s grid market (TUSD), composed by Copel’s captive market and the totality of free consumers in the company’s concession area, increased by 3.3% in the first nine months of the year.

GRID MARKET - TUSD (MWh) AND NUMBER OF CUSTOMERS

JANUARY TO SEPTEMBER

	Number of customers			BILLED POWER (MWh)
	sep/06	sep/05%		Jan - Sep 2006	Jan - Sep 2005%
GRID MARKET (TUSD) **	3,319,955	3,239,292	2.5	15,338,771	14,841,743	3.3
** number of customers in the state of Paraná connected to Copel's distribution network and total power consumption

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 08, 2006

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Rubens Ghilardi
Rubens Ghilardi CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.